RECIPROCAL SUPPLY AGREEMENT

THIS RECIPROCAL SUPPLY AGREEMENT (the "Agreement"), dated March 31 , 2022 (the "Effective Date"), facilitated by Intec Healthcare Solutions Inc (Intec), by and between ZENTEK LTD., a corporation existing under the laws on the Province of Ontario with its principal place of business at 24 Corporate Ct., Guelph, ON N1G 5G5 ("Zentek"), and EKOMED GLOBAL INC.., a corporation existing under the laws of Ontario with its principal place of business at 3-5510 Mainway, Burlington ON L7L 6C4 ("Ekomed"). Each of Ekomed and Zentek to be referred to individually as a "Party" and, where the context so permits, collectively as the "Parties".

WHEREAS, Intec is a healthcare products, services and consulting company that has facilitated the introduction of the parties and the entering into of this Agreement.

WHEREAS, Zentek is an intellectual property and technology company with a focus on the development of graphene-based nanomaterial products and applications, and has developed a proprietary graphene-based coating to restrict the spread of bacteria, fungi and viruses, as more particularly set out and described in Schedule A hereto (the "Zentek Product");

WHEREAS, Ekomed is in the business of manufacturing and distributing personal protective equipment ("PPE"), as more particularly set out and described in Schedule A (the "Ekomed Product");

WHEREAS Zentek wishes to purchase quantities of Ekomed Product, and Ekomed wishes to purchase quantities of Zentek Product, and the Parties wish to set out the terms and conditions thereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereto agree as follows:

1. Purchase Orders

1.1. Quantities of Zentek Product or Ekomed Product will be agreed to by the Parties, as applicable, and shall be ordered by issuance of a written purchase order to the applicable Party (a "PO"). Each PO for Zentek Product or Ekomed Product, as applicable, shall include, among others, the quantity and any necessary description. The Parties agree to work together in good faith to meet each other's product specification and delivery requirements.

1.2. Either purchasing Party may change or cancel any PO within [redacted - period of time] or more before the anticipated delivery date with respect to any PO. Cancellation shall be effective upon the other Party's receipt of the written cancellation notice. The other Party shall cease all work on such canceled PO(s) in accordance with the cancellation notice. [redacted - commercially sensitive pricing information].

2. Purchase Price of Zentek Product, Payment and Taxes.

2.1. The purchase price for Zentek Product coated material shall be as set out in Schedule A hereto. The Parties may negotiate in good faith changes to the pricing of the Zentek Products to be applicable [redacted - commercially sensitive pricing information].

2.2. All payments shall be made [redacted - commercially sensitive payment information] to the bank account as Zentek may direct in writing, or as may otherwise be directed by Zentek in writing.

2.3. Ekomed shall pay and be responsible for all value added tax and any other taxes that are directly related to the purchase of the Zentek Product, including, without limitation, sales, use and excise taxes (if any), but shall exclude, without limitation, Zentek's business taxes, taxes based on Zentek's net income or gross receipts, and may withhold taxes as required by law (except taxes from which Zentek is exempt by law as shown by a valid tax exemption certificate, when such a certificate is required). Zentek and Ekomed agree to cooperate to minimize, wherever possible and appropriate, any applicable taxes, including reasonable notice and cooperation in connection with any audit.

3. Purchase Price of Ekomed Product, Payment and Taxes.

3.1. The purchase price for Ekomed Products shall be as set out in Schedule A hereto. The Parties may negotiate in good faith changes to the pricing of the Ekomed Products to be applicable [redacted - period of time]. Such pricing shall take into account, among other things and without limitation, [redacted - commercially sensitive pricing information].

3.2. All payments shall be made [redacted - commercially sensitive payment information] to the bank account as Ekomed may direct in writing, or as may otherwise be directed by Ekomed in writing.

3.3. Zentek shall pay and be responsible for all value added tax and any other taxes that are directly related to the purchase of the Ekomed Product, including, without limitation, sales, use and excise taxes (if any), but shall exclude, without limitation, Ekomed's business taxes, taxes based on Ekomed's net income or gross receipts, and may withhold taxes as required by law (except taxes from which Ekomed is exempt by law as shown by a valid tax exemption certificate, when such a certificate is required). Zentek and Ekomed agree to cooperate to minimize, wherever possible and appropriate, any applicable taxes, including reasonable notice and cooperation in connection with any audit.

4. Product Developments.

4.1. Technical representatives of Zentek and Ekomed shall meet regularly in order to identify and map any required updates and adjustments for existing Zentek Products or Ekomed Products, as well as explore new product development opportunities.

4.2. Each of Zentek and Ekomed shall use commercially reasonable efforts to implement any changes to the specifications of the Zentek Product or Ekomed Product, as applicable, that, from time to time, are necessary to ensure that the products are improved, updated and adjusted, in order to maintain a competitive product ("Ongoing Advancement Services"). If additional advance time would reasonably be required in order to implement the manufacturing or development processes for supply of a Zentek Product or Ekomed Product, as applicable, with any changed or additional specifications, and to commence manufacture thereof, the Parties shall notify the other.

5. Zentek Intellectual Property and Trademarks.

5.1. Ekomed agrees that any and all rights, title, and interest in or to any and all of the products, work product, materials, information or intellectual property, including, without limitation, reports, technical data or studies, other information or data, documents, plans, information, know-how, customer information, and other materials of any kind (collectively, the "Zentek Work Product") held by Zentek on the date hereof or produced by Zentek while or in connection with providing the Zentek Product pursuant to this Agreement, shall be the exclusive property (and Confidential Information) of Zentek. No work produced by Zentek shall be deemed to fall within any other classification, which would result in ownership rights of any description concerning such materials or work vesting in Ekomed or any person other than Zentek. Nothing in this Agreement shall be construed to grant to Ekomed any express or implied option, license or other rights, title or interest in or to the Zentek Work Product or intellectual property of Zentek, or obligate Zentek to enter into any agreement granting any such right. In the event any ownership rights in the Zentek Work Product are deemed to vest in Ekomed, Ekomed waives all moral rights related to such Zentek Work Product and hereby irrevocably assigns all such rights, title and interests exclusively to Zentek. Ekomed agrees that any Zentek Work Product produced in the course of the performance by a Party of any obligations under this Agreement shall not be the subject of an application for copyright, or patent by or on behalf of Ekomed and that Ekomed shall co-operate with Zentek in any application for copyright or patent it deems appropriate concerning any Zentek Work Product.

5.2. Ekomed acknowledges that there are no ideas, processes, trademarks, service marks, technology, computer programs, original works of authorship, designs, formulas, inventions, discoveries, patents, copyrights, or improvements to the foregoing which fall within the provisions of Section 7.1 that it desires to exclude from the operation of this Agreement. To the best of Ekomed's knowledge, it is not a party to any existing contract in conflict with this Agreement or any other contract to assign ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, or copyrights to any other person.

5.3. Ekomed agrees to promptly disclose to Zentek all of the Zentek Work Product and hereby agrees to execute all documents or do all other acts necessary in order to enable Zentek to preserve and protect its rights in the Zentek Work Product. Regardless of whether this Agreement has been terminated, Ekomed agrees to execute, acknowledge, and deliver any instruments, and to provide whatever other assistance is required to confirm the ownership by Zentek of such rights in the Zentek Work Product. Reasonable expenses incurred for such assistance shall be paid by Zentek. No additional compensation shall be paid to either Party in respect of any of the matters referred to in this Section.

5.4. Zentek will grant to Ekomed a non-transferable, worldwide license to use ZenGUARDTM in, and to display Zentek's trademarks on, Ekomed's products. All Ekomed products containing ZenGUARDTM will display Zentek's trademarks with Zentek providing final approval for the usage of its trademarks on Ekomed's products.

6. Ekomed Intellectual Property.

6.1. Zentek agrees that any and all rights, title, and interest in or to any and all of the products, work product, materials, information or intellectual property, including, without limitation, reports, technical data or studies, other information or data, documents, plans, information, know-how, customer information, and other materials of any kind (collectively, the "Ekomed Work Product") held by Ekomed on the date hereof or produced by Ekomed while or in connection with providing the Ekomed Product pursuant to this Agreement, shall be the exclusive property (and Confidential Information) of Ekomed. No work produced by Ekomed shall be deemed to fall within any other classification, which would result in ownership rights of any description concerning such materials or work vesting in Zentek or any person other than Ekomed. Nothing in this Agreement shall be construed to grant to Zentek any express or implied option, license or other rights, title or interest in or to the Ekomed Work Product or intellectual property of Ekomed, or obligate Ekomed to enter into any agreement granting any such right. In the event any ownership rights in the Ekomed Work Product are deemed to vest in Zentek, Zentek waives all moral rights related to such Ekomed Work Product and hereby irrevocably assigns all such rights, title and interests exclusively to Ekomed. Zentek agrees that any Ekomed Work Product produced in the course of the performance by a Party of any obligations under this Agreement shall not be the subject of an application for copyright, or patent by or on behalf of Zentek and that Zentek shall co-operate with Ekomed in any application for copyright or patent it deems appropriate concerning any Ekomed Work Product.

6.2. Zentek acknowledges that there are no ideas, processes, trademarks, service marks, technology, computer programs, original works of authorship, designs, formulas, inventions, discoveries, patents, copyrights, or improvements to the foregoing which fall within the provisions of Section 8.1 that it desires to exclude from the operation of this Agreement. To the best of Zentek's knowledge, it is not a party to any existing contract in conflict with this Agreement or any other contract to assign ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, or copyrights to any other person.

6.3. Zentek agrees to promptly disclose to Ekomed all of the Ekomed Work Product and hereby agrees to execute all documents or do all other acts necessary in order to enable Ekomed to preserve and protect its rights in the Ekomed Work Product. Regardless of whether this Agreement has been terminated, Zentek agrees to execute, acknowledge, and deliver any instruments, and to provide whatever other assistance is required to confirm the ownership by Ekomed of such rights in the Ekomed Work Product. Reasonable expenses incurred for such assistance shall be paid by Ekomed. No additional compensation shall be paid to either Party in respect of any of the matters referred to in this Section.

7. Term and Termination.

7.1. The initial term of this Agreement shall commence on the Effective Date and terminate on the first anniversary of the Effective Date. Such term shall be automatically renewed for subsequent one-year terms unless either Party terminates this Agreement by written notice to the other party [redacted - period of time] prior to the end of the applicable renewal term (collectively, the "Term"). Neither Party shall have any claim or demand against the other Party for non-renewal of this Agreement other than claims for breaches of this Agreement which occurred prior to the expiration of the Term, if any.

7.2. In case of a material breach of this Agreement by a Party, which such breach is not cured [redacted - period of time] of delivery of written notice describing such failure in reasonable detail, such Party shall have the right to terminate this Agreement. Upon termination or expiration of this Agreement, (i) each Party will either return or provide verification of destruction related to any Confidential Information (as defined below) of the other Party it may possess or control; (ii) each Party shall be allowed to sell all Zentek Product or Ekomed Product, as applicable, that is in its possession or subject to open POs which have already been submitted to the other Party before the effective date of termination or the date of expiration of this Agreement; (iii) each Party shall be obligated to fill all such open POs already submitted; and (iv) the respective rights and obligations under Sections 2.3, 3.3, 5, 6, 7, 9, 10, 11, 12.1, 12.6, 12.7, 12.8, 12.10, and 12.11 shall survive the termination or expiration of this Agreement.

8. Representations and Warranties of the Parties. Each of the Parties hereby represents and warrants to the other Party as follows:

8.1. It is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation.

8.2. It has full corporate right, power and authority to enter into this Agreement and to perform its respective obligations under this Agreement.

8.3. The delivery and performance of this Agreement by it does not and will not conflict with or result in the breach of any term, condition or provision of, or require the consent of any third party, other than any consents which have been obtained prior to the Effective Date and provided to the other Party.

8.4. It is, and to the best of its knowledge, its subcontractors (if any) are, and during the Term, shall continue to be, in compliance in all material respects with all applicable laws in connection with its activities under this Agreement relating to, processing, handling, transportation, storage, and sale of Zentek Product and the Ekomed Product, as applicable.

8.5. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS, WAIVES, RELEASES, AND RENOUNCES ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

9. Indemnification.

9.1. Ekomed shall defend, indemnify and hold harmless Zentek, its affiliates and each of their respective directors, officers and employees (collectively, the "Zentek Indemnitees"), from and against any and all claims, demands, actions, damages, costs, losses (other than loss of profit), liabilities, complaints, penalties and expenses (including all reasonable legal fees) which may be brought against any of Zentek Indemnitees by a third party, in connection with, or related to, or arising from or alleged to have arisen from: (a) any breach by Ekomed of its representations, warranties or covenants contained herein or any provision or obligation of Ekomed under this Agreement; (b) the negligence or other wrongdoing of Ekomed, its employees, agents, subcontractors and/or affiliates, including the violation of any applicable laws or other requirements; and (c) the handling, advertising or sales of the Zentek Product by Ekomed.

9.2. Zentek shall defend, indemnify and hold harmless Ekomed, its affiliates and each of their respective directors, officers and employees (collectively, the "Ekomed Indemnitees"), from and against any and all claims, demands, actions, damages, costs, losses (other than loss of profit), liabilities, complaints, penalties and expenses (including all reasonable legal fees) which may be brought against any of Ekomed Indemnitees by a third party, in connection with, or related to, or arising from or alleged to have arisen from: (a) any breach by Zentek of its representations, warranties or covenants contained herein or any provision or obligation of Zentek under this Agreement; (b) the negligence or other wrongdoing of Zentek, its employees, agents, subcontractors and/or affiliates, including the violation of any applicable laws or other requirements; and (c) the handling, advertising or sales of the Ekomed Product by Zentek.

10. Limitation of Liability.

NO PARTY'S LIABILITY ARISING OUT OF THE MANUFACTURE, SALE OR SUPPLYING OF THE ZENTEK PRODUCT OR EKOMED PRODUCT, AS APPLICABLE, OR THEIR USEOR DISPOSITION, WHETHER BASED UPON WARANTY, CONTRACT, TORT OR OTHERWISE, SHALL EXCEED THE ACTUAL PURCHASE PRICE PAID BY SUCH PARTY FOR THE PRODUCT. IN NO EVENT SHALL A PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON OR ENTITY FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, INJURY, LOSS OF LIFE, LOSS OF PROFITS, LOSS OF DATA OR LOSS OF USE DAMAGES) ARISING OUT OF THE MANUFACTURE, SALE OR SUPPLYING OF THE ZENTEK PRODUCT OR THE EKOMED PRODUCT, AS APPLICABLE, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES.

11. Confidentiality.

11.1. Each Party agrees that it shall not, without the express prior written consent of the other Party, make any public statements relating to the other Party, this Agreement, or the product of the other Party. Each Party will advise the other Party, in advance, of any public statement which it proposes to make in respect of the Agreement, the other Party's product or in respect of any terms contemplated herein, provided that no Party shall be prevented from making any disclosure statement which is required to be made by law or any rule of a stock exchange or similar organization to which it is bound. Upon the execution of this Agreement, Zentek may issue a press release as may be required by applicable securities law of stock exchange policy, and Ekomed shall have the ability to review, comment on and approve the content of such press release prior to its issuance.

11.2. Each Party acknowledges that any Confidential Information (as defined below) disclosed by the other Party prior to the coming into force of the Agreement shall be treated as if it is Confidential Information received during the course of the Agreement, and the terms contained herein. Each Party undertakes to mutually and reciprocally, for the full duration of the Term and for an additional five (5) consecutive years period from the termination of this Agreement, not to disclose under any reason whatsoever and in any way whatsoever, part or the entirety of the Confidential Information received, to any person or entity except its own representatives on a need-to- know basis, without the prior written authorization of the latter. Notwithstanding the preceding, if, pursuant to a law, final judicial order, regulation or governmental directive, the receiving Party is obligated to disclose Confidential Information of the other Party, such disclosure is not considered to be in breach of this confidentiality undertaking, as long as the receiving Party notifies, prior to the application of such law, order, regulation or directive, the other Party of such situation as soon as it has cognizance of it and that it collaborates with the latter in the necessary procedure to prevent or minimize such disclosure or to ensure the confidential treatment of such Confidential Information following such disclosure.

11.3. During the Term, each of the Parties or any of its respective affiliates, agents, employees and representatives acting on behalf such Party may have access to all or a portion of the other Party's Confidential Information and, as such, it will occupy a position of trust and confidence with respect to such Party's affairs and business. Each Party will take the following steps to preserve the confidential and proprietary nature of the Confidential Information: (a) it will not at any time disclose, and will not permit any of its affiliates, agents, employees and representatives acting on its behalf from disclosing, to any person or otherwise permit any person to access any Confidential Information, except with the prior written consent of the disclosing Party or as specifically required in the performance of the receiving Party's duties to the disclosing Party; (b) it will take all reasonable precautions to prevent disclosure of any Confidential Information and will follow all of the disclosing Party's reasonable instructions in respect of the same; (c) it will not use, or otherwise permit any person to use, any of the Confidential Information at any time, except with the prior written consent of the disclosing Party or as specifically required in the performance of the receiving Party's obligations under this Agreement; (d) upon termination or completion of this Agreement, for any reason whatsoever, the receiving Party and its affiliates, agents, employees and representatives acting on behalf the receiving Party will deliver to the disclosing Party all copies of the Confidential Information, including, without limitation, any documentation, records, listings, notes, data, sketches, drawings, memoranda, models, accounts, reference materials, samples, machine-readable media and equipment which in any way relate to the Confidential Information, without retaining any copies.

11.4. Each of the Parties shall be responsible for any breach of this Agreement by any of its affiliates, agents, employees and representatives. If Confidential Information is disclosed to any of a Party's affiliates, agents, employees or representatives, such persons shall be informed at the time of its confidential nature and the terms of this Agreement and shall agree to be bound by the terms hereof in respect of Confidential Information.

11.5. The Parties agree, mutually and reciprocally, not to use, in whole or in part, for personal benefit, or to allow use by a third party of the Confidential Information for as long as such Confidential Information remains in the private domain.

11.6. Each of the Parties undertakes to return, upon request to such effect, any Confidential Information of the other Party received by it, as well as the copies it was allowed to make, or to destroy such Confidential Information or copies, without retaining any copy or excerpt of such whatsoever, unless the prior written authorization of the other Party was obtained.

11.7. Each Party acknowledges that Confidential Information of the other Party, whether in written, oral, magnetic, photographic, optical, or other form and whether now existing or developed or created during the Term, excepting information obtained from general or public sources, is proprietary to the other Party and is highly confidential in nature. In this regard, each Party acknowledges that any breach of its obligations under Section 13 could cause irreparable harm to the Other Party for which damages cannot be reasonably calculated. Accordingly, in the event that a Party or any of its affiliates, agents, employees and representatives acting on behalf such Party breaches any of its obligations under Section 13, the other Party shall be entitled to obtain injunctive relief restraining any further breach without proof of actual damages or the requirement to establish the adequacy of any other remedies available to it. In addition to injunctive relief, the other Party shall also be entitled to pursue a claim for damages or any other remedies available to it in law or in equity.

11.8. For the purposes of this Agreement, "Confidential Information" shall mean all or any part of the information of either Party including, without limitation any commercial, technical, scientific, financial, legal, personal or other information relating to a Party's business activities, strategies or opportunities, intellectual property, existing or proposed research, development efforts, patent applications, business or products, suppliers, customers, financial condition, regulatory matters, or employees, whether or not such information is, at the time the information is obtained by the receiving Party, designated as confidential, so long as such information would be understood by the receiving Party, exercising reasonable business judgment, to be confidential, but excludes: (i) information that the receiving Party can demonstrate was known to the receiving Party before the date on which it is received; (ii) information that the receiving Party can demonstrate was known by the public or available to the public before the date on which it is received; (iii) information that the receiving Party can demonstrate becomes known by or available to the public after the date on which it is received and which does not result from a breach of confidentiality on the part of the receiving Party; (iv) information that the receiving Party can demonstrate it received at any time by a person not bound to one of the Parties by an undertaking of confidentiality with regard to such information; (v) personal information provided by an individual when such information is being used for the purpose for which it has been previously disclosed or any other purpose permitted by law.

12. General.

12.1. Each Party shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected hereby.

12.2. This Agreement and its schedules, exhibits and annexes constitute the final and complete agreement between the Parties regarding their subject matters, supersede any prior or contemporaneous communications, representations or proposals with respect to their subject matters, whether oral or written, and prevails over any conflicting or additional terms of any quote, order, acknowledgment, or other communications between the Parties before or during the Term. This Agreement may not be changed (including without limitation by the terms of any purchase order), except by written agreement signed by both Parties.

12.3. Each Party hereto shall comply with all governmental laws, rules, regulations and decrees pertaining to the offerings of this Agreement.

12.4. Neither Party may assign, transfer or sublicense any of its rights or delegate any of its obligations under this Agreement, whether by operation of law or otherwise, without the prior written consent of the other Party.

12.5. No failure or delay by either Party in exercising any right or remedy under this Agreement shall operate or be deemed as a waiver of any such right or remedy. All remedies pursuant to this Agreement shall be cumulative and shall not derogate form any other remedies in law, equity or otherwise.

12.6. Nothing contained in this Agreement shall be deemed to establish any partnership, joint venture or agency relationship between the Parties other than that of an independent supplier expressly provided for herein. Neither Party shall have any right, power or authority to create any obligation or responsibility on behalf of the other.

12.7. Any provision of this Agreement that is held to be unenforceable in any jurisdiction shall be ineffective only as to that jurisdiction, and only to the extent of the unenforceability of such provision without invalidating the remaining provisions hereof. The headings of this Agreement are solely for convenience purposes and shall not be used in the interpretation of this Agreement.

12.8. This Agreement shall be governed by and construed in accordance with the local domestic laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

12.9. This Agreement may be signed in counterparts, all of which shall be considered an original and together shall constitute one agreement. Scanned and signed facsimile copies of this Agreement will legally bind the Parties to the same extent as original documents.

12.10. Any notice, request, demand, waiver, consent or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally, sent by facsimile or electronic mail or sent by express mail, postage prepaid, to the Parties' respective principal places of business listed in the Preamble to this Agreement. Such notice, request, demand, waiver, consent or other communication will be deemed to have been given as of the date so personally delivered, the date upon which written confirmation of receipt by facsimile or electronic mail is provided by the recipient [redacted - period of time] after delivery by express mail.

12.11. Each Party acknowledges that the other Party does not have adequate remedy at law if the acknowledging Party violates any of the provisions of this Agreement. Accordingly, the other Party may, in addition to any other rights and remedies it may have at law, in equity or otherwise, to obtain in any court of competent jurisdiction an injunctive relief to restrain any breach or threatened breach hereof or otherwise to specifically enforce any obligation under such provisions.

IN WITNESS WHEREOF, the Parties, by their duly authorized representatives, have signed this Supply Agreement as of the Effective Date.

ZENTEK LTD.

By:	"Ryan Shacklock"
Name: Ryan Shacklock
Title: VP, Strategy, Business Development & Investor Relations

EKOMED GLOBAL INC.

By:	"Jen Nieto"
Name: Jen Nieto
Title: Controller

SCHEDULE A

Zentek Product Pricing

Zentek Product coated fabric shall be sold to Ekomed at the cost of [redacted - commercially sensitive pricing information].

Zentek Product Specifications

Zentek will provide ZenGUARD-coated spunbond polypropylene fabric and any other products that may be agreed to by the parties in writing from time to time.

Ekomed Product Pricing

[redacted - commercially sensitive pricing information]

Ekomed Product Specifications

Ekomed with provide 4-Ply single use, disposable ASTM Level 3 surgical mask with ZenGUARD antimicrobial layer and any other products that may be agreed to by the parties in writing from time to time.